Exhibit 99.1

NEWS RELEASE	Stock Symbols:	PGF - TSX PGH - NYSE

PENGROWTH ENERGY INVITES INVESTORS TO ITS 2016 INVESTOR DAY ON THURSDAY, JANUARY 21st, 2016

(Calgary, January 11, 2016) - Pengrowth Energy Corporation will host its 2016 Investor Day in Calgary on Thursday, January 21, 2016 beginning at 9 A.M. Mountain Time (MT). Members of Pengrowth's senior executive team will provide an update on the company's current operations, short and long-term development strategies as well as providing details on the company's 2016 capital budget.

To register for attendance at the event, participants can contact Pengrowth's investor relations team at investorrelations@pengrowth.com or calling toll free 1-855-336-8814.

A live, listen only webcast of the event will be available for those unable to attend in person. To participate in the webcast, participants may register by visiting http://www.gowebcasting.com/7176. We recommend that users access the webcast approximately 10 minutes before the scheduled start time.

An archive of the webcast and accompanying presentation will be available within two hours following the conclusion of the live event on Pengrowth's website at www.pengrowth.com.

About Pengrowth:
Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:
Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com